The China Fund, Inc.
c/o State Street Bank and Trust Company
2 Avenue de Lafayette
P.O. Box 5049
Boston, Massachusetts 02206


February 17, 2012

Securities & Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Commissioners:

Ernst & Young LLP (Ernst & Young) was previously the independent registered public accounting firm for The China Fund, Inc. (the Fund). Ernst & Young notified the Fund that it does not meet the requirements for independence under Public Company Oversight Board Rule No. 3520 with regard to Allianz, the parent company of RCM Asia Pacific Limited, the Funds new investment adviser which was appointed by the Board effective February 12, 2012 subject to stockholder approval. As a result, Ernst & Young resigned from its position as the Funds independent registered public accounting firm on February 13, 2012. The Audit Committee and the Board of Directors are in the process of selecting a new firm to serve as the Funds independent registered public accounting firm for the fiscal year ending October 31, 2012.

Neither of Ernst & Youngs reports on the Funds financial statements for fiscal year ended in October 31, 2010 and 2011 contained an adverse opinion or a disclaimer of opinion, nor was either such report qualified or modified as to uncertainty, audit scope or accounting principles. During the Funds fiscal year ended October 31, 2010 and 2011, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreement in its reports on the financial statements for such years.

On December 30, 2010, Ernst & Young issued its Reports of Registered Public Accounting Firm included in the Funds Form N-SAR for the fiscal years October 31, 2010 and 2009 to reflect that subsequent to the filing of the Funds Form N-SAR for its fiscal year ended October 31, 2009, management identified certain weaknesses in the operation of the Funds controls in respect of the Funds direct investment portfolio, which generally consists of investments which are not publicly traded (direct investments). Specifically, those controls did not operate to prevent the Fund from entering into a transaction in April 2009, being the purchase of Ugent Holdings Ltd. 12% bond (Ugent), a transaction that involved certain related parties. Further, the controls did not operate with sufficient effectiveness to allow management to detect this issue on a timely basis. The issue was identified in October 2010. Promptly upon identification of the issue, the Funds Board of Directors instructed Martin Currie Inc., the Funds Direct Investment Manager at the time, to suspend any further direct investment activity. In addition, a review by Martin Currie Inc. confirmed that there were no similar occurrences in connection with any of the Funds other direct investments. The Fund was reimbursed for the cost of its investment, less any interest or other income received. The Audit Committee and the full Board of Directors discussed this matter with Ernst & Young. Ernst & Young is authorized to respond fully to the inquiries of the new firm concerning this matter, upon the appointment of the new firm.

The Fund has requested that Ernst & Young furnish a letter addressed to the Securities and Exchange Commission (SEC) stating whether it agrees with the above statements. A copy of this letter, dated February 17, 2012, along with Ernst & Youngs response, will be filed as an exhibit to the Funds next Form N-SAR (in accordance with Sub-Item 77k of
Form N-SAR).

Sincerely,

/s/ Ms. Laura Dell
Ms. Laura Dell
Treasurer
The China Fund, Inc.

Attachment 77K1 Changes in registrants certifying accountant